Mail Stop 4561

September 19, 2006

Mr. Dean A. Scarborough
President and Chief Executive Officer
Avery Dennison Corporation
150 North Orange Grove Boulevard
Pasadena, California 91103

      Re: **Avery Dennison Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Form 10-Q for the Quarterly Period Ended April 1, 2006
               Form 10-Q for the Quarterly Period Ended July 1, 2006
               File No. 001-07685

Dear Mr. Scarborough:

We have reviewed the above-referenced filings and your response letter dated August 9, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Revenue recognition, page 10

1.   Your response to prior comment number 2 indicates you do not believe additional disclosure is necessary to clarify your delivery terms. However, the delivery terms in your arrangements appear to be a significant component of your revenue recognition accounting policy and hence, should be disclosed in the notes to your financial statements. Section II.F.3 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance published December 1, 2005 indicates that registrants should disclose when revenue is recognized, including customary delivery terms. Please

explain why you do not provide the information you included in your response in the
footnote which would satisfy the disclosure requirements outlined in this guidance.

Forms 8-K filed on January 24, 2006, April 25, 2006 and July 25, 2006

2.   We note your response to prior comment number 3 with respect to the use of your non-
        GAAP financial measures and have the following additional comments with respect to
        your disclosure:

        ▪   We note your disclosure provides your non-GAAP financial results without a
            presentation of the most directly comparable measure calculated in accordance with
            GAAP. For example, in Exhibit 99.1 of your Form 8-K filed on July 25, 2006, you
            disclose non-GAAP segment operating margin. When disclosing such non-GAAP
            financial results, you must also present your comparable GAAP results pursuant to
            Item 10(e)(1)(i)(A) of Regulation S-K. Please tell us how you plan to comply with
            this guidance.

        ▪   We note your outlook for the year discussion includes non-GAAP forward-looking
            information. Tell us your consideration of the disclosure requirements of Item
            10(e)(1)(i) of Regulation S-K with respect to such non-GAAP information.

        ▪   Your response indicates your disclosure complies with Question 8 of the Frequently
            Asked Questions Regarding the Use of Non-GAAP Financial Measures. However,
            your current disclosure appears to only briefly disclose why you believe your non-
            GAAP measures are useful. Please revise future filings to fully comply with the
            disclosure requirements of Question 8 of the Frequently Asked Questions Regarding
            the Use of Non-GAAP Measures or explain why you believe your current disclosure
            complies with such disclosure requirements.

                                            *****

        As appropriate, please amend your filings and respond to these comments within 10
business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. You may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter with any amendment that keys your responses to our comment and
provides any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and your
responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief